UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

FOR IMMEDIATE RELEASE

Change to Taro’s Board of Directors

Hawthorne, NY, November 15, 2011 – Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) announced today that Ilan Leviteh resigned as a member of its Board of Directors (the “Board”) effective November 14, 2011.  Mr. Leviteh informed the Company that he resigned as a director due to demands on his time relating to obligations to other companies and concern over fulfilling the increased time commitments required of the Board in light of the recent offer from Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and affiliates, “Sun Pharma”) to purchase all of Taro’s issued and outstanding shares not currently held by Sun Pharma.  Mr. Leviteh did not indicate any disagreement on any matter relating to the Company’s operations, policies or practices.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENTS
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the  evaluation of the Sun Pharma tender offer by Taro’s Board of Directors, acceptance of the offer by Taro Shareholders, approval, if any required, by regulatory authorities, general domestic and international economic conditions, industry and market conditions, changes in Taro’s financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in Taro’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements speak only as of the date on which they are made.  Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 15, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer and Director